SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

August 14, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

14 AUGUST 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 11 August 2023, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 11 August 2023 of £11.24.

i.   PERFORMANCE SHARE PROGRAMME 2023 AWARD GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The Remuneration Committee has approved performance conditions attached to the vesting of this award, which are detailed below. This award will vest on 9 March 2026, subject to the achievement of the performance conditions which are measured over the period 1 January 2023 to 31 December 2025 as set out below.

The number of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, the participant will receive 2x the number of shares shown below. The participant will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to the individual included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	11 August 2023
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Rohit Kashyap (President Advanced Wound Management and Global Commercial Operations)	PDMR	11.24	47,339	N/A Single Transaction

The award made is subject to four equally weighted performance measures: Total Shareholder Return (TSR), Return on Invested Capital (ROIC), Global Revenue Growth and Cumulative Free Cash Flow. Page 138 of the 2022 Annual Report explains how TSR will be measured and defines the calculation of ROIC with reference to the methodology on page 136.

The award is subject to TSR as follows. Details of the two equally weighted peer groups are defined on page 138 of the 2022 Annual Report.

	Award vesting as % of salary at date of grant
	Sector based peer group	FTSE100 peer group
Below the index	Nil	Nil
Equaling the index	8.6%	8.6%
8% above the index	34.4%	34.4%

Awards vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

The award is subject to ROIC as follows:

Return on Invested Capital Year ended 31 December 2025	Award vesting as a % of salary
Below 8.5%	Nil
8.5%	17.2%
9.5%	34.4%
10.5%	68.8%

Awards vest on a straight-line basis between these points.

The award is subject to Revenue Growth as follows:

Revenue Growth Three years ended 31 December 2025	Award vesting as a % of salary
Below Threshold	Nil
Threshold (-8% of target)	17.2%
Target - set by reference to our expectations	34.4%
Maximum or above (+8% of target)	68.8%

Awards vest on a straight-line basis between these points.

The award is subject to Cumulative Free Cash Flow as follows:

Cumulative Free Cash Flow Three years ended 31 December 2025	Award vesting as a % of salary
Below Threshold	Nil
Threshold (-20% of target)	17.2%
Target - set by reference to our expectations	34.4%
Maximum or above (+10% of target)	68.8%

Awards vest on a straight-line basis between these points.

Revenue Growth and Cumulative Free Cash Flow targets for the three years ended 31 December 2025 for this award, even though now determined, will not be disclosed until the 2025 Annual Report, when the Remuneration Committee will discuss performance against the targets. It is not possible to disclose precise targets at the time of grant to avoid giving commercially sensitive information to our competitors concerning our growth plans.

ii.    RETENTION SHARE AWARD GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Retention Share Award granted under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	11 August 2023
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Rohit Kashyap (President Advanced Wound Management and Global Commercial Operations)	PDMR	11.24	69,604	N/A Single Transaction

One third of the above retention award will vest on 12 August 2024, a further third will vest on 11 August 2025 and the final third will vest on 11 August 206.  Each vesting is subject to Rohit Kashyap remaining in the employment of the Group on the date of vestings, not being under notice and have not achieved an "unsatisfactory performance" rating for his personal performance in the year prior to each vesting date

2.   TRANSACTIONS IN AMERICAN DEPOSITORY SHARES AS PARTICIPANTS OF THE COMPANY'S EMPLOYEE STOCK PURCHASE PLAN.

On 28 July 2023, Smith & Nephew plc (the "Company") received notification of the following transactions as detailed below.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares (ADS)
Identification code	ISIN: US83175M2052
Nature of the transaction	Transactions in American Depository Shares as participants of the Company's Employee Stock Purchase Plan.
Place of Transaction	New York Stock Exchange
Aggregated Information	N/A Single Transactions

Name	Director / PDMR	Date of Transaction	Nature of Transaction	No. of ADS	Price ($)
Bradley Cannon (President Sports Medicine & ENT)	PDMR	21.05.2023	DRIP pursuant to 2022 final dividend payment	50.79925	32.0239
Mizanu Kebede (Chief Quality and Regulatory Affairs Officer)	PDMR	21.05.2023 28.10.2022	DRIP pursuant to 2022 final dividend payment DRIP pursuant to 2022 interim dividend payment	11.39024 4.16015	32.0239 23.7852
Deepak Nath (Chief Executive Officer)	Director	21.05.2023 11.01.2023	Purchase DRIP pursuant to 2022 final dividend payment	6.30779 446.90726	32.0239 22.86
Paul Connolly (President Global Operations)	PDMR	21.05.2023 11.01.2023	DRIP pursuant to 2022 final dividend payment Purchase	4.76051 446.90726	32.0239 22.86
Scott Schaffner (President Sports Medicine)	PDMR	21.05.2023	DRIP pursuant to 2022 final dividend payment	27.20031	32.0239
Alison Parkes (Chief Compliance Officer)	PDMR	21.05.2023	DRIP pursuant to 2022 final dividend payment	14.683.72	32.0239

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

3.   PURCHASE OF ORDINARY SHARES THROUGH THE COMPANY'S DIVIDEND RE-INVESTMENT PLAN FOLLOWING THE 2022 INTERIM DIVIDEND PAYMENT ON 26 OCTOBER 2022

Reason for the notification
Initial notification /Amendment	Initial notification (Note: late notification)
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares (ADS)
Identification code	ISIN: US83175M2052
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2022 interim dividend payment
Date of Transaction	2022 - 10 - 26
Place of Transaction	London Stock Exchange

Name	Director / PDMR	Price	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£10.01893	302.8665	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 14, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary